UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-13773

In the matter of:	x

Northern Trust Investments, Inc.;	:

FlexShares Trust; and	:

Foreside Fund Services, LLC	x

Third Amended and Restated Application for an Order to Supersede a Prior Order under (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act; (ii) Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act; and (iii) Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Please send all communications to:

Peter K. Ewing	Foreside Fund Services, LLC
Craig R. Carberry, Esq.	Two Portland Square, First Floor
Northern Trust Investments, Inc.	Portland, ME 04101
50 S. LaSalle Street
Chicago, IL 60603

Diana E. McCarthy, Esq.
Veena K. Jain, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, Pennsylvania 19103-6996

Page 1 of 74 Pages, including Exhibits

Exhibit Index appears on Page 67

As filed with the Securities and Exchange Commission on August 22, 2011

I.	INTRODUCTION

Northern Trust Investments, Inc.1 (“NTI” or the “Adviser”), FlexSharesTM Trust2 (the “Trust”) and Foreside Fund Services, LLC (collectively, the “Applicants”) request an order to supersede a prior order3 (the “Prior Order”) under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act to permit the Trust to create and operate the initial series described herein (the “Initial Funds”) that offer exchange-traded shares with limited redeemability and whose performance will correspond generally to the performance of a specified index.

Applicants are also seeking an order to supersede the Prior Order under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Applicants request that the order requested herein apply to any future series of the Trust or any other open-end management investment companies or series thereof advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser that comply with the terms and conditions of this Application whose performance will closely correspond to the price and yield performance of indices comprised solely of securities (each such company or series, individually, a “Future Fund” and collectively with the Initial Funds, the

[1]	Prior to converting to an Illinois state bank on December 30, 2010, the Adviser was a national banking association named Northern Trust Investments, N.A .
[2]	NT ETF Trust was renamed FlexShares Trust effective April 12, 2011.
[3]	NETS Trust, et al., Investment Company Act Rel. Nos. 28166 (Feb. 25, 2008) (notice) and 28195 (March 17, 2008) (order).

“Funds”).4 The Funds may invest primarily in equity securities and seek investment returns that closely correspond to the price and yield performance of equity securities indices (“Equity Funds”), or invest primarily in fixed income securities and seek investment returns that closely correspond to the price and yield performance of fixed income indices (“Fixed Income Funds”), composed of securities traded in the U.S. or non-U.S. markets, as well as futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, shares of other exchange-traded funds (“ETFs”) and shares of money market mutual funds or other investment companies, all in accordance with their investment objectives. Certain of the Funds may invest in equity securities or fixed income securities traded in foreign markets and seek investment results that closely correspond to the price and yield performance of underlying indices whose component securities include such securities (“International Funds”). The Funds may also invest in a combination of equity, fixed income and U.S. money market securities and/or non-U.S. money market securities. The Funds will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (b) comply with the terms and conditions of the order. Each Fund will operate as an ETF.

Shares of each Fund (“Shares”) will be purchased from the Trust only in large aggregations of a specified number referred to as a “Creation Unit.” Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (an “Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

[4]	As used herein, “Trust” shall also include any other open-end series management investment company registered with the Commission and advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser that complies with the terms and conditions of this Application.

The Applicants are also requesting that the order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the law, the “Exchange Act” and such persons registered under the law, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) any Fund that is currently or subsequently part of the same “group of investment companies” as the Funds5 as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds and that enters into a FOF Participation Agreement (as defined herein) with a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts are included in the defined term as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations mandated by Section 12(d)(1)(B).

All entities that currently intend to rely on the order are named as applicants. Any other existing or future entity that relies on the order in the future will comply with the terms and

[5]	Same group of investment companies” as used in the Application refers to the definition in Section 12(d)(1)(G)(ii) of the 1940 Act.

conditions of the Application. An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.

In connection with the Section 12(d) relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”).

II.	BACKGROUND

A.	Applicants.

The Trust and Its Funds. The Trust is a statutory trust organized under the laws of Maryland and has registered with the Commission as an open-end management investment company. The Trust is organized as a series fund consisting of the Initial Funds described herein. The Trust has filed a Registration Statement and will file amendments thereto for the purpose of registering Shares of the Initial Funds under the Securities Act of 1933 (the “Securities Act”) and the 1940 Act.

Each Fund will have a distinct investment objective and will attempt to achieve its investment objective by utilizing a securities index-based management strategy. Each Fund will consist of a portfolio of securities and other instruments (“Portfolio Securities”) selected to correspond to the price and yield performance of a specified securities index (each securities index is an “Underlying Index” or “Index”). Each Fund intends to qualify as a “regulated investment company” (a “RIC”) under the Internal Revenue Code (the “Code”).

The Initial Funds and their Underlying Indices are: (1) FlexShares iBoxx 3-Year Target Duration TIPS Index Fund and iBoxx 3-Year Target Duration TIPS Index; (2) FlexShares iBoxx 5-Year Target Duration TIPS Index Fund and iBoxx 5-Year Target Duration TIPS Index; (3) FlexShares iBoxx 7-Year Target Duration TIPS Index Fund and iBoxx 7-Year Target Duration TIPS Index; (4) FlexShares Morningstar Global Upstream Natural Resources Index Fund and Morningstar Global Upstream Natural Resources Index; and (5) FlexShares Morningstar US Market Factor Tilt Index Fund and Morningstar US Market Factor Tilt Index. Markit North America, Inc. (“Markit”) is the index provider of the iBoxx 3-Year Target Duration TIPS Index, iBoxx 5-Year Target Duration TIPS Index and iBoxx 7-Year Target Duration TIPS Index. Morningstar, Inc. (“Morningstar”) is the index provider of the Morningstar Global Upstream Natural Resources Index and the Morningstar US Market Factor Tilt Index. Neither Markit nor Morningstar is affiliated with the Trust, NTI, JP Morgan Chase Bank, N.A. or Foreside Fund Services, LLC.

The Adviser. NTI, an Illinois state bank, with its principal office in Chicago, Illinois, will serve as Adviser to the Initial Funds. The Adviser, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), is a subsidiary of The Northern Trust Company (“TNTC”), which is a subsidiary of Northern Trust Corporation. Subject to approval by the Board of Trustees of the Trust or a Fund (the “Board”), the Adviser, or an entity controlling, controlled by or under common control with the Adviser (also referred to herein as an “Adviser”), will advise the Funds. The Adviser and the Trust may also hire one or more subadvisers for the Funds (the “Subadvisers”). Any Subadviser will be registered as an investment adviser under the Advisers Act. The Adviser, subject to the oversight and authority of the Board, will manage each Fund’s investment program either directly or through a Subadviser, arrange and oversee the provision of other necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund.6

[6]	The Adviser and Distributor each will adopt a code of ethics as required under rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1. In addition, the Adviser will adopt policies and procedures as required under section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or any associated person. Any Subadviser will be required to adopt and maintain a similar code of ethics and insider trading policies and procedures.

Applicants note that the Adviser or its affiliates may be hired to provide other services, such as administration, custodian, transfer agency or acting as securities lending agent, to the Funds, subject to the approval of the Board.

The Distributor. The Trust will enter into a distribution agreement with one or more distributors. The distributor for the Initial Funds is Foreside Fund Services, LLC (“Foreside”), a Delaware limited liability company with its principal office and place of business at 3 Canal Plaza, Portland, Maine 04101. Foreside is, and each distributor for a Future Fund will be, a Broker and will act as distributor and principal underwriter (in such capacity, the “Distributor”) of one more of the Funds. Each Distributor will distribute the Creation Units on an agency basis. No Distributor is or will be affiliated with any Exchange. The Distributor will comply with the terms and conditions of this Application.7 The Distributor of any Fund may be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Adviser or any Subadviser.

B.	Administrator, Custodian, Transfer Agent and Index Receipt Agent.

The Trust has appointed J.P. Morgan Chase Bank, N.A, to act as administrator, custodian (the “Custodian”), transfer agent (the “Transfer Agent”) and index receipt agent for the Initial Funds.

[7]	Applicants request that the Order also apply to any Distributor to the Funds for so long as the Distributor continues to comply with the terms and conditions of this Application.

As discussed above, subject to the approval of the Board, the Adviser or its affiliates may provide certain services to the Funds.

C.	The Underlying Indices.

The Underlying Indices for the Initial Funds are described in Exhibit A. No entity that creates, compiles, sponsors or maintains an Underlying Index (an “Index Provider”) is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, a promoter, the Adviser, a Subadviser, or a Distributor. The Adviser will obtain any necessary licensing arrangements with each Index Provider to offer Fund Shares. To the extent such licensing arrangements are legally required, they have already been entered into or will be in effect at the time secondary market trading of such Fund Shares commences. An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of Component Securities (defined below), the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

III.	THE FUNDS

A.	Investment Objectives.

As described in more detail in each Fund’s prospectus (“Prospectus”) and statement of additional information (“SAI”), the investment objective of each Fund will be to provide investment returns that closely correspond to the price and yield performance of its Underlying

Index.8 In seeking to achieve the respective investment objective of each Fund, the Adviser and/or Subadviser may utilize a “replication” strategy (as described below), or a “representative sampling” strategy to track its Underlying Index. Using the sampling strategy, the Adviser or Subadviser will select each security for inclusion in the Fund’s portfolio to create a portfolio that has aggregate investment characteristics (e.g., based on market capitalization and industry weightings), fundamental characteristics (e.g., such as, return variability, duration, maturity, earning valuation and yield) and liquidity measures similar to those of the Fund’s Underlying Index, taken in its entirety. If representative sampling is used, a Fund will not be expected to track its Underlying Index with the same degree of accuracy as a Fund employing the replication strategy. A Fund using a replication strategy will invest in substantially all of the securities comprising its Underlying Index (“Component Securities”) in the same approximate proportions as in the Underlying Index. A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index, to maintain RIC compliance or to improve the sampling strategy. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than five percent (5%), net of fees and expenses.

[8]	Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Rel. No. 28584 (Jan. 13, 2009) before offering Shares.

Each Fund’s investment objectives, policies and investment strategies will be fully disclosed in its Prospectus and SAI.

As disclosed in each Fund’s Registration Statement, each Fund will invest at least 80% (and in many cases, more than 80%) of its total assets (exclusive of collateral held from securities lending) in the Component Securities of its Underlying Index (in the case of International Funds, Component Securities and Depositary Receipts (defined below) representing such Component Securities, or in the case of certain Fixed Income Funds, in Component Securities and TBA Transactions representing Component Securities). Each Fund may also invest its remaining assets, up to 20% of its total assets, in securities not included in its Underlying Index (the “20% asset basket”). Any security selected by the Adviser or Subadviser for inclusion in the Fund’s 20% asset basket, as the case may be, will be selected based on the Adviser’s or the Subadviser’s belief that such an investment will assist the Fund in tracking the performance of its Underlying Index. As long as each Fund invests at least 80% of its total assets in Component Securities of its Underlying Index, each Fund may invest its other assets in a broad variety of other securities and financial instruments, including but not limited to, futures contracts, options on futures contracts, options and swaps, as well as cash and cash equivalents and other investment companies9 all in accordance with the requirements of the Act and rules promulgated thereunder.

[9]	Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, registration statement, and any applicable investment restrictions. Such investments would be made within the limits of Section 12(d)(l)(A) of the 1940 Act and would be made through purchases of shares in the secondary market or through receipt of shares as part of the securities contributed to a Fund through the in-kind purchase of one or more Creation Units, as defined below. A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the portfolio securities, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index. For example, a Fund might invest in shares of a single ETF instead of shares of one or more Component Securities in its Underlying Index. The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of portfolio securities is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting a Fund to obtain exposure to Component Securities in its Underlying Index through its investment in a single ETF holding similar securities. See, iShares Trust, et al., (Oct. 22, 2008).

The Funds may invest in “Depositary Receipts.” Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.10 A Fund will not invest in any Depositary Receipts that the Adviser or Subadviser deems to be illiquid or for which pricing information is not readily available.

B.	Benefits of Funds to Investors.

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Exchange versus the cost of depositing a Fund Deposit (as defined herein) and creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value (“NAV”) should ensure that the Shares will not trade at a material discount or premium in

[10]

Depositary Receipts include ADRs and GDRs. With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act, on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

relation to their NAV. Applicants also expect that the Exchange Market Makers (defined below), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities. No Exchange Market Maker for Shares of any Fund will be an affiliated person of, or an affiliated person of an affiliated person of the Fund, except potentially under Section 2(a)(3)(A) or (C) of the Act solely due to ownership of Shares, as described below.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. The Funds can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV and are relatively tax-efficient investment vehicles to the extent that the Funds can minimize capital gains by eliminating from the portfolio low cost-basis securities through the in-kind redemption process, when such process is utilized.

C.	Benefits of Section 12(d)(1) Relief.

If Section 12(d)(1) relief is granted, the Funds will offer the Investing Funds the benefits noted above. For example, the Funds will offer a simple and efficient way to gain exposure to the broad market or to a particular segment of the market while preserving the opportunity to outperform the relevant benchmark index.

IV.	APPLICANTS’ PROPOSAL

A.	Capital Structure and Voting Rights; Book Entry.

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules thereunder and state laws applicable to Maryland statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC and DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications to shareholders will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

B.	Exchange Listing.

Shares of a Fund will be listed on an Exchange (“Listing Exchange”). Applicants anticipate that the Listing Exchange for the Initial Funds will be the NYSE Arca, Inc. Shares listed on a Listing Exchange will be traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Funds or any affiliated person of such person will be an Authorized Participant, (defined below), or make a market in Shares. No affiliated person of the Funds or the Adviser will maintain a secondary market in Shares. It is expected that a Listing Exchange will select, designate or appoint one or more “Exchange

Market Makers” for the Shares of each Fund.11 As long as the Funds operate in reliance on the requested order, the Shares will be listed on an Exchange.

C.	Sales of Fund Shares.

Each Fund will sell Shares to investors in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. For Funds utilizing an in-kind purchase process, Shares generally will be purchased in Creation Units in exchange for the deposit, by the purchaser, of a particular portfolio of securities, i.e., Deposit Securities, designated by the Adviser, together with the deposit or refund of a specified cash payment as the case may be (“Cash Component,” collectively with the Deposit Securities, a “Fund Deposit”). Each Fund will sell and redeem Creation Units on each day that a Fund is open, which includes any day that the Fund is required to be open under Section 22(e) of the 1940 Act (“Business Day”). The Funds may also be open on days not required under Section 22(e) of the 1940 Act, including days that the Exchange is closed. The NAV of each Fund will normally be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) on each Business Day.12 The NAV of each Fixed Income Fund and non-U.S. Equity Fund may be determined prior to 4:00 p.m. Eastern time on each Business Day.

[11]	There will be at least one Exchange Market Maker on the Listing Exchange for a Fund's Shares (e.g., NYSE Arca would designate a “Lead Market Maker,” to maintain a market for such Fund's Shares). Unlike on other Exchanges where a Lead Market Maker may oversee trading in Shares, on NASDAQ numerous Exchange Market Makers buy and sell Shares for their own accounts on a regular basis. Accordingly, if Shares are listed on NASDAQ and no “Designated Liquidity Provider” has been selected, then under NASDAQ’s listing requirements, two or more Exchange Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Exchange.
[12]	Applicants note that each Fund will have in place procedures that provide for the fair valuation of Portfolio Securities in calculating NAV.

Information regarding the determination of a Fund’s NAV will be disclosed in its Prospectus and SAI.

Deposit Securities and Fund Securities (defined below) either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Fund Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants on a given Business Day. In either case, the Deposit Securities and Fund Securities may differ from each other (and from the Portfolio Securities): (a) to reflect minor differences when it is not possible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for temporary periods to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index; or (c) in the case of equity securities, when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots. The Cash Component will be equal to the difference, if any, between the NAV per Creation Unit and the total aggregate market value per Creation Unit of the Deposit Securities.

The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Fund Security (as defined below) of a Fund that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security.13

The Funds may be purchased and redeemed entirely for U.S. dollars or, in the case of International Funds, non-U.S. currency or U.S. dollars (an “All-Cash Payment”). The Trust reserves the right to accept and deliver All-Cash Payments for the purchase and redemption of Creation Units of any Fund, as well as to accept partial cash in lieu of Deposit Securities in connection with purchases and redemptions of any Fund. This may occur in circumstances where it may be in the best interests of the Trust to do so, such as, for example, when a Deposit Security may not be available in sufficient quantity for delivery or may not be eligible for transfer through the Shares Clearing Process (defined below), or may not be eligible for trading by an Authorized Participant (defined below) or the investor for which it is acting. Therefore, each Fund may permit or require, under certain circumstances, cash in lieu of depositing some or all of the Deposit Securities.

In addition, the Trust reserves the right to determine in the future that Shares of one or more of the Funds that typically utilize an in-kind process may be purchased in Creation Units for an All-Cash Payment. The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if the Trust and the Adviser believed such method would substantially minimize the Funds’ transactional costs or would enhance the Funds’ operational efficiencies. For example, on days when a rebalancing of a Fund’s portfolio is required, the Adviser might prefer to receive cash rather than in-kind securities so that it has the liquid resources at hand for the Trust to make the necessary purchases. If a Fund utilizing the in-

[13]	Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Fund Security of any Fund.

kind process were to receive in-kind securities on such a day, it would have to sell many of such securities and acquire new securities, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash. In some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulation of certain foreign stock exchanges for an International Fund to operate exclusively on an in-kind basis.

In order to defray the transaction expenses, including brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, and other expenses, such as custody fees, stamp taxes and the like, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities. The exact amounts of such Transaction Fees will be determined separately for each Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units.

Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Creation Units will be in aggregations of at least 25,000 Shares. Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order that permits investment companies to invest in a Fund beyond those limitations.

The Funds will make available on each Business Day, immediately prior to the opening of trading on the Exchange, a list of the names and the required number of shares of each Deposit Security included in the current Fund Deposit (based on information at the end of the previous Business Day) for a Fund utilizing the in-kind process. Such Fund Deposit will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Fund Deposit composition is made available. In the same manner, the Adviser also will make available the previous day’s Cash Component as well as the estimated Cash Component for the current day. In addition, the Adviser will make available the estimated All-Cash Payment for any Funds utilizing the cash process.

Creation Units may be purchased through orders placed by the Distributor through an “Authorized Participant” which is either (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement System (the “CNS System”) of the National Securities Clearing Corporation (“NSCC”), or (2) a DTC Participant, which in either case has executed an agreement with the Distributor, with respect to creations and redemptions of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to the Funds. In the case of the U.S. Equity Funds, Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the “Shares Clearing Process”) or (2) deposit the Fund Deposit with the Trust “outside” the Shares Clearing Process through the facilities of DTC. In the case of Fixed Income Funds, Authorized Participants must follow the creation procedures specified in Section E.2. herein under “Settlement and Clearing of Fixed Income Funds.”

All standard orders to create a Creation Unit must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) (the “Closing Time”) on the date such order is placed, as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares as next determined on such date. In the case of custom orders,14 the order must be received by the Distributor at such time as specified by the Trust, but in no event later than the Closing Time. The Distributor may reject any order to purchase Shares that is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if (1) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (2) the required Fund Deposit is not delivered; (3) the acceptance of the Fund Deposit would have certain adverse tax consequences, such as causing

[14]	A custom order may be placed by an Authorized Participant in the event that the Trust permits the substitution of an amount of cash to be added to the Cash Component, e.g., to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting. On days when the Exchange or bond markets close earlier than normal, a Fund may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut-off time for custom orders is expected to be no later than 11:00 a.m. Eastern Time.

the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Fund Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Trust or the rights of beneficial owners; or (6) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Distributor, the Custodian, NSCC or any other participant in the purchase process, and similar extraordinary events. In addition, the Trust reserves the right, in its sole discretion, to suspend the offering of Shares of a Fund or to reject purchase orders when, in its judgment, such suspension or rejection would be in the best interests of the Trust or a Fund.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

1. Creation Procedures Applicable to Equity Funds. An entity purchasing Creation Units may use the Shares Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Fund Deposit or All-Cash Payment, as applicable, to the Trust, along with the appropriate Transaction Fee. Upon the deposit of such Fund Deposit or

All-Cash Payment, as applicable, in payment for such Creation Units placed through the Distributor such Shares will be delivered to the purchaser thereof.

An entity purchasing Creation Units “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process. Upon the deposit of the requisite Fund Deposits in payment for Creation Units placed through the Distributor such Creation Units will be delivered to the purchasers thereof.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the date such request is submitted, and (ii) arrangements satisfactory to the Trust are in place for payment of the Cash Component and any other cash amounts which may be due, the Trust will accept the order, subject to its right (and the right of the Adviser) to reject any order not submitted in proper form.

Once the Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

When the Custodian has confirmed that the required securities included in the Fund Deposit (or the cash value thereof) have been delivered to the Custodian, the Custodian shall notify the Distributor and the Trust will issue the Shares in the Creation Unit which will be delivered to the purchaser.15

2. Creation Procedures Applicable to Fixed Income Funds. See Section E.2. herein entitled “Settlement and Clearing of Fixed Income Funds” for the creation procedures applicable to Fixed Income Funds.

3. Creation Procedures Applicable to International Funds. For International Funds, the purchase of a Creation Unit will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Securities or All-Cash Payment, as applicable (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with appropriate adjustments as determined by the Fund. Deposit Securities or the All-Cash Payment, as applicable, must be delivered to the accounts maintained at the applicable subcustodians. The subcustodians will confirm that the required securities or cash have been delivered and the custodian will notify the Adviser and the Distributor. The Distributor will then furnish the purchaser with a confirmation and a Prospectus.

[15]	To the extent contemplated by a Participant Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Deposit Securities and the value of the collateral.

D.	Pricing.

The price of Shares trading on the Exchange will be based on a current bid/offer market. No secondary sales will be made to Brokers at a concession by the Adviser, the Distributor or by a Fund. Transactions involving the sale of Shares on the Exchange will be subject to customary brokerage commissions and charges. The initial price of Shares on the Exchange is expected to be in the range of $25-$100 per Share. The price of a Creation Unit is expected to range from $625,000 (assuming the minimum number of 25,000 Shares at the lowest price of $25) to $10,000,000 (assuming 100,000 Shares at the highest price of $100).

E.	Redemption.

Beneficial owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Fund made by or through an Authorized Participant. If the in-kind process is being utilized, Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities (“Fund Securities”).16 The Trust will redeem Shares of each Fund on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act or in accordance with the exemptive relief requested herein. Redemption requests must be received by the Closing Time to

[16]

A Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Fund Securities.

be redeemed that day. In the case of custom redemptions17 the order must be received by the Distributor at such time as specified by the Trust, but in no event later than the Closing Time. The Adviser, through the NSCC, will make available immediately prior to the opening of business on the Exchange (currently 9:30 a.m., Eastern Time) on each Business Day, the list of Deposit Securities (the “Creation List”) which will be applicable to a purchase and the list of Fund Securities (the “Redemption List”) that will be applicable (each subject to possible amendment or correction) to redemption requests received in proper form on that day.

Certain Funds will have the right to make redemption payments in cash, in-kind or a combination of each, provided the value of its redemption payments equals the NAV per Share. At the discretion of the Fund, a beneficial owner might also receive the cash equivalent of a Fund Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities perhaps because of another transaction with or for the issuer of those securities. A specific example might be the presence of the securities on an investment banking firm’s restricted list. Applicants currently contemplate that, unless cash redemptions are available or specified for a Future Fund, the redemption proceeds for a Creation Unit generally will consist of Fund Securities plus or minus a “Cash Redemption Amount” as the case may be (collectively a “Fund Redemption”). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Shares being redeemed and the market value of the Fund Securities. A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit. To the extent

[17]

Custom redemption orders may be placed by an Authorized Participant in the event that the Trust permits the substitution of an amount of cash to replace any Fund Securities, e.g., which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction.

that any amounts payable to a Fund by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Fund.

1. Redemption Procedures Applicable to Equity Funds. Creation Units may be redeemed through the Shares Clearing Process. Procedures for such redemptions are analogous (in reverse) to those for purchases through the Shares Clearing Process. Creation Units may also be redeemed outside the Shares Clearing Process, however, a higher Transaction Fee will be charged.18 As discussed above, a redeemer will pay a Transaction Fee to offset the Fund’s trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Fund Securities from its account to the account of the redeeming investor. An entity redeeming Shares “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. A redeemer receiving cash in lieu of one or more Fund Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Fund Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash in lieu portion as described above.

[18]	To the extent contemplated by the Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, at or prior to Closing Time of the regular trading session on the NYSE on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Trust, on behalf of the affected Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Shares and the value of the collateral.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust, and (ii) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Fund Security.

A Fund that redeems Creation Units in-kind will not have to maintain significant cash reserves for redemptions. This will allow the assets of each Fund, under normal circumstances, to be as fully invested as possible. Accordingly, each Fund will be able to be more fully invested than certain other investment products that must allocate a greater portion of their assets for cash redemptions.

In the case of International Funds, upon redemption of Creation Units and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded. If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect delivery of the Fund Securities in such jurisdictions and in certain other circumstances, an International Fund may, in its discretion, exercise its option to redeem such Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash. In such case, the redeeming shareholder will receive a cash payment equal to the NAV of its Shares based on the NAV of Shares of the relevant International Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above, as well as the other costs incidental to converting securities to cash. Applicants have also been advised that, under certain circumstances, the delivery cycles for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days. See Section VI. E. below.

2. Settlement and Clearing of Fixed Income Funds. The Deposit Securities and Fund Securities of each Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; and through DTC for U.S. corporate and non-corporate (other than U.S. government) fixed income securities. Settlement and clearing of foreign securities presently cannot be made using the DTC Process. This is true for current ETFs which hold foreign securities. For Funds utilizing the in-kind process, the Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place.

DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants. Shares will be registered in book entry form only, which records will be kept by DTC.

As with the settlement of Equity Fund transactions outside of the CNS System, (i) Shares of the Fixed Income Funds and U.S. corporate and non-corporate bonds (other than U.S. government securities) will clear and settle through DTC, (ii) U.S. government securities and cash will clear and settle through the Federal Reserve System, and (iii) non-U.S. fixed income securities and non-U.S. money market securities will clear and settle through the appropriate sub-custodian and the standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. More specifically, creation transactions will settle as follows: on settlement date, an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate bonds (other than U.S. government securities) through DTC to a DTC account maintained by the Funds’ Custodian, and Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System. For non-U.S. fixed income securities, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Funds’ Custodian. The Custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Securities and/or the cash value of all or a part of such securities, in the case of a permitted or required “cash in lieu” amount, with any appropriate adjustments as determined by the Funds. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more bonds, collateral, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Cash Component, the Custodian will notify the Distributor and the Adviser. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant’s DTC account. The clearance and settlement of redemption transaction essentially reverses the process described above. After a Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Amount. On the settlement date, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Fund Securities that are corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and Fund Securities that are U.S. government securities, together with any Cash Redemption Amount through the Federal Reserve System. Non-U.S. fixed income securities will clear and settle through the appropriate sub-custodian as described above.

Shares of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to Equity Funds using the CNS System, Creation Units are deposited or charged to the Authorized Participants’ DTC accounts through the CNS System. Since creation/redemption transaction for Shares of the Fixed Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a create) or one or more Fund Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an “in-kind” creation of Shares. In case of a failed delivery of one or more Deposit Securities, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Security. The Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component. In the case of redemption transactions, the Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the delivery of Fund Securities and the Cash Redemption Amount) until the Fixed Income Fund’s

Transfer Agent, has received confirmation of receipt of the Authorized Participant’s incoming Creation Units. The settlement of such Fixed Income Funds’ Shares will be aligned with the settlement of their underlying domestic and/or foreign fixed income Deposit Securities or Fund Securities (or cash) and, except as discussed herein with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of “T+3” Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.

Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.19

F.	Shareholder Transaction and Operational Fees and Expenses.

No sales charges for purchases of Shares of any Fund will be imposed. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified.

G.	Dividend Reinvestment Service.

The Funds do not intend to make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may,

[19]

Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T + 3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares T + 3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Exchange Market Makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

H.	Availability of Information.

The Applicants believe that a great deal of information will be available to prospective investors about the Funds.

Each Fund’s publicly available website will include a form of the Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, for each Fund, daily trading volume, the prior Business Day’s NAV and the market closing price or the mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),20 and a calculation of the premium and discount of the market closing price or Bid/Ask Price against the NAV. The website and information are publicly available at no charge.

An estimated intra-day NAV for each Fund will be calculated by an independent third party every 15 seconds during the Listing Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Listing Exchange. Applicants note that that because certain international markets where Deposit Securities for an International Fund may trade may be closed for regular session trading prior to the Closing Time for such Fund, the value of the applicable Deposit Securities for the International Fund may continue to

[20]

The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask prices will be retained by the Funds and their service providers.

be updated but only for the foreign exchange currency rates through the remainder of the U.S. trading day at the prescribed 15-second intervals.

Because all bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources. The estimated NAV will be calculated by using a combination of: (i) executed bond transactions as reported on the Financial Industry Regulatory Authority (“FINRA”) Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from broker-dealers, and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

One source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on the FINRA’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indices and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of a Fund’s Deposit Securities and the reasonableness of a Fund’s estimated NAV using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.21

End of day prices of each Fund’s Deposit Securities are readily available, as applicable, from the relevant Exchange, automated quotation systems, from published or other public sources, such as TRACE, or on-line client-based information services provided by major broker-dealers, Quotran, IDC, Bridge, Reuters, Bloomberg, and other pricing services commonly used by mutual funds and other institutional investors. With respect to International Funds, the exchange rate information required to convert such information into U.S. dollars also will be readily available in newspapers and other publications and a variety of on-line services. Closing prices of any ADRs that are Deposit Securities for any International Funds will be readily

[21]

“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association — Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

available from the same sources as other U.S. equity securities, including Exchange and information services.

Investors interested in a particular Fund can also obtain the Trust’s SAI, each Fund’s Shareholder Reports and its Form N-CSR and Form N-SAR, filed twice a year. The Trust’s SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Component. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

Applicants understand that the value of an Underlying Index will be updated intra-day and that these intra-day values will be disseminated at regular intervals throughout the trading day by an organization authorized by the Index Provider. The composition and return of the Underlying Index will also be calculated and disseminated at the end of the day. The end of day values of the Underlying Index of an International Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

I.	Sales and Marketing Materials.

The Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust is classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “exchange-traded fund” or an “ETF.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable. The same approach will be followed in the shareholder reports and investor education materials issued or circulated in connection with the Shares.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

J.	Third-Party Broker-Dealer Issues.

Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Brokers and other persons will be cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on the Exchange is satisfied by the fact that the Fund’s Prospectus is available at the Exchange upon request. The prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an Exchange. Applicants also note that Section 24(d) of the 1940 Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

V.	FUNDS OF EXCHANGE TRADED FUNDS

A.	The Investing Funds.

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an Investing Fund Subadviser). Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

Although it is not currently anticipated, in the future there may be Investing Funds that are not part of the same group of investment companies as the Funds, but may be subadvised by an Adviser or an entity controlling, controlled by or under common control with the Adviser. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of an Investing Fund because the Adviser or an entity controlling, controlled by or under common control with the Adviser provides investment advisory services to that Investing Fund.

B.	Proposed Transactions.

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act. The proposed transactions are, in many respects, similar to the transactions for which relief was granted in iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003)(notice) and 26006 (April 15, 2003)(order) (“iShares”), Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (March 13, 2001)(notice) and 24930 (April 6, 2001)(order)(“Nuveen”).

C.	Fees and Expenses

Shares of the Funds will be sold without sales loads and will have average annual total operating expenses that are expected to be lower than actively managed mutual funds with similar investment objectives and policies that are not ETFs. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief.

Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not have the Adviser, or an entity controlling, controlled by or under common control with the Adviser as the Investing Fund Adviser or Sponsor. To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the order requested herein only to invest in the Funds and not in any other investment company.

VI.	REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, from any provision of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust or a Fund to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Applicants believe that the Trust’s securities may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants believe that the existence of Fund Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption registered herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to the Trust. Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Fund Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and accordingly, Applicants hereby request that the Application for an order of exemption be granted.

B.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange22 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

[22]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares. In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

Furthermore, the Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Exemption from the Provisions of Section 22(e)

The Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act to certain International Funds under the circumstances described below.

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.

Applicants observe that the settlement of redemptions of Creation Units of the International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets for underlying foreign Portfolio Securities in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e) for certain International Funds. Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within a longer number of calendar days as required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each International Fund customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit. Of course, it is possible that the proclamation of new or special holidays, the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays or changes in local securities delivery practices, could affect the information set forth herein at some time in the future. The Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days, up to a maximum of fourteen calendar days, will be needed to deliver redemption proceeds and will list such holidays.

Where relief is requested, the delivery of redemption proceeds would be made within a maximum of fourteen (14), calendar days after the redemption request is received and in proper form. A redemption delivery cycle may be delayed due to the proclamation of new or special holidays, the treatment by market participants of certain days as informal holidays, the elimination of existing holidays or changes in local securities delivery practices.

Except as disclosed in the Prospectus and/or SAI for the International Funds for analogous dates in subsequent years, deliveries of redemption proceeds by the International Funds relating to those countries or regions are expected to be made within seven (7) days.23

The Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within the number of days indicated above, up to a maximum of fourteen (14) calendar days, would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring up to a maximum of fourteen (14) calendar days following a redemption request would adequately afford investor protection. The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

The Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each International Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal foreign market(s) for the Portfolio Securities of a given International Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. The Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, the

[23]

Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may have under Rule 15c6-1.

Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of an International Fund’s assets in Portfolio Securities (although as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be required in respect of certain International Funds). Applicants are not seeking relief from Section 22(e) for International Funds that do not effect redemptions of Creation Units in kind. With respect to Future Funds that are International Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described in the Application.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days up to a maximum of fourteen (14) calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

The Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in the Prior Order. On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming

Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected International Funds.

D.	Section 17(a) of the 1940 Act.

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“second tier affiliates”), from selling any security to or purchasing any security from the company. The definition of “affiliated person” in Section 2(a)(3) of the 1940 Act includes any person that owns 5% or more of an issuer’s outstanding voting securities (Section 2(a)(3)(A)), any person 5% or more of whose outstanding voting securities are owned by another person (Section 2(a)(3)(B)) and any person controlling, controlled by or under common control with another person (Section 2(a)(3)(C)).

Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(a) prohibits: (i) persons who are affiliated persons of a Fund under Section 2(a)(3)(A) or (C) of the 1940 Act, by virtue of owning, respectively, 5% or more, or more than 25% of a Fund, from purchasing or redeeming Creation Units through in-kind transactions, and (ii) the Fund, as an affiliated person or a second tier affiliate of an Investing Fund, from selling Shares to, and redeeming Shares from, the Investing Fund.

Applicants request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. The Applicants also request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with,24 any Investing Fund of which it is an affiliated person or second tier affiliate.

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the 1940 Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, there may be a number of

[24]	Applicants believe that an Investing Fund generally will purchase Shares in the secondary market, which would not require relief from Section 17(a), and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, an Investing Fund could seek to transact in Creation Units directly with a Fund and the relief requested pursuant to Section 17(a) is intended to cover the transactions that would accompany such sales and redemptions.

transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described above. The composition of a Fund Deposit made by a purchaser or Fund Redemption given to a redeeming investor (except for any cash in lieu amounts) on any Business Day will be the same regardless of the investor’s identity, and will be valued under the same objective standards applied to valuing the Portfolio Securities. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that “in-kind” purchases and redemptions will afford no opportunity for (1) an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares or (2) a Fund that is an affiliated person or a second tier affiliate of an Investing Fund to effect a transaction that is detrimental to the Investing Fund. Further, any such “in kind” transactions will be based on the NAV of the relevant Fund in accordance with procedures set forth in the SAI.

The Applicants also note that the ability to take deposits and make redemptions in-kind will aid in achieving the Fund’s objectives. The Applicants believe that the terms of the in-kind purchase and redemption transactions will be fair and reasonable and will not result in abusive self-dealing or overreaching. Applicants assert that such transactions will be conducted consistent with the Fund’s objectives and with the general purposes of the 1940 Act. Fund Deposits and Fund Redemptions will be valued in the same manner as those Portfolio Securities currently held by the relevant Funds, and the valuation of the Fund Deposits and Fund Redemptions will he made in the same matter, regardless of the identity of the purchaser or redeemer. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other holders of Shares of a Fund or to Funds affiliated with the Investing Fund to effect transactions detrimental to the Investing Funds. In addition, the proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of the Investing Fund and will be consistent with its investment policies as set forth in its registration statement. Moreover, the FOF Participation Agreement will require any Investing Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its registration statement.

The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, regardless of affiliation, will be given the same opportunities with respect to creations and redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of the Trust to effect a transaction detrimental to the Trust. In addition, Applicants note that the consideration paid for the purchase, or received for the redemption, of Shares directly from a Fund by an Investing Fund will be based on the NAV of the Shares.

Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the 1940 Act.25

E.	Section 12(d)(1) of the 1940 Act.

Applicants request an exemption to permit an Investing Fund to acquire shares of a Fund beyond the limits of Section 12(d)(l)(A). Applicants also seek an exemption to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the 1940 Act.

Applicants are requesting an order under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act exempting certain transactions involving the Funds from Section 17(a) of the 1940 Act. The requested exemption would permit the Investing Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(l)(A).

1. Legal Analysis

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any other

[25]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

a. Exemption Under Section 12(d)(1)(J) of the 1940 Act

The National Securities Markets Improvement Act of 1996 (“NSMIA)”26 added Section 12(d)(l)(J) to the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”27 Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that each Investing Fund enter into a FOF Participation Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as

[26]	H.R. Rep. No. 622, 104th Cong., 2nd Sess. (1996).
[27]	Id. at 43-44

the concept of investment companies investing in other investment companies evolves over time.28

b. Concerns Underlying Section 12(d)(l)(J)

Congress enacted Section 12(d)(l) (then Section 12(c)(1) in 1940 to prevent one investment company from buying control of another investment company.29 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.30 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.31

Congress tightened Section 12(d)(1)’ s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).32 These abuses included: (i) undue influence, such as through the threat of large scale redemptions of the acquired fund’s shares; (ii) layering

[28]	Id.
[29]	House Hearings, 76th Cong., 3d Sess., at 113 (1940).
[30]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[31]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[32]	H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).33

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order. Condition B.1 limits the ability of a Investing Fund’s Advisory Group or a Investing Fund’s Subadvisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Investing Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Investing Fund Adviser or Sponsor.

[33]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

For purposes of this Application, an “Investing Fund’s Subadvisory Group” is defined as any Investing Fund Subadviser, any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser. The condition does not apply to the Investing Fund Subadviser Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund

Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the board of directors and the investment adviser or Trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and the Investing Fund at the time an investment is made in excess of Section 12(d)(1).

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1) (A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute a FOF Participation Agreement with an Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of a Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.34 The FOF Participation Agreement also will include an acknowledgement from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment company. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest, in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

VII.	EXPRESS CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Exchange-Traded Fund Relief.

1.	As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on an Exchange.

[34]	Any references to NASD Conduct Rule 2830 include any successor replacement rule to NASD Conduct Rule 2830 that may be adopted by the FINRA.

2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3. The website for the Funds, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the Bid/Ask Price and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

B.	Section 12(d)(1) Relief

1. The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding Shares of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding Shares of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by or under common control with the Investing

Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3. The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Investing Fund in Fund Shares exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation

(including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board of the Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in Fund Shares exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9. Before investing in Fund Shares in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Fund Shares in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VIII.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the address of the Applicants is as follows:

FlexShares Trust

Northern Trust Investments, Inc.

50 South LaSalle Street

Chicago, Illinois 60603

(312) 630-6000

Foreside Fund Services, LLC

Two Portland Square, First Floor

Portland, ME 04101

The Applicants further state that all questions concerning this Application should be directed to:

Diana E. McCarthy, Esq.

Veena K. Jain, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, Pennsylvania 19103-6996

(215) 988-1146

IX.	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant.

The items required by Rule 0-2(c)(l) under the Act are attached hereto as Exhibit B. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit C.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Respectfully submitted,

FlexShares Trust

By:	/s/ PETER K. EWING
Peter K. Ewing
Vice President
FlexShares Trust

Date: August 22, 2011

Northern Trust Investments, Inc.

By:	/s/ PETER K. EWING
Peter K. Ewing
Senior Vice President
Northern Trust Investments, Inc.

Date: August 22, 2011

Foreside Fund Services, LLC

By:	/s/ MARK FAIRBANKS
Mark Fairbanks
President
Foreside Fund Services, LLC

Date: August 22, 2011

EXHIBIT INDEX

A.	Description of Initial Funds and their Underlying Indices

B.	Authorizations required pursuant to Rule 0-2(c)(l).

1.	FlexShares Trust

2.	Northern Trust Investments, Inc.

3.	Foreside Fund Services, LLC

C.	Verifications required pursuant to Rule 0-2(d).

1.	FlexShares Trust

2.	Northern Trust Investments, Inc.

3.	Foreside Fund Services, LLC

EXHIBIT A

DESCRIPTION OF INITIAL FUNDS AND THEIR UNDERLYING INDICES

Initial Fund	Description of Underlying Index
FlexShares iBoxx 3-Year Target Duration TIPS Index Fund

The iBoxx 3-Year Target Duration TIPS Index measures the performance of Treasury Inflation Protected Securities (TIPS) as determined by Markit iBoxx’s proprietary index methodology. The iBoxx index methodology targets a modified adjusted duration of 3.0 years and defines the eligible universe of TIPS as having no less than one year and no more than ten years until maturity as of the Index determination date. A proprietary regression calculation is then used to determine the modified adjusted duration of the TIPS and weight the TIPS in the Index at a modified adjusted duration level within a range of 3.0 years, plus or minus 5% within Index constraints.

FlexShares iBoxx 5-Year Target Duration TIPS Index Fund

The iBoxx 5-Year Target Duration TIPS Index measures the performance of Treasury Inflation Protected Securities (TIPS) as determined by Markit iBoxx’s proprietary index methodology. The iBoxx index methodology targets a modified adjusted duration of 5.0 years and defines the eligible universe of TIPS as having no less than 3 years and no more than 20 years until maturity as of the Index determination date. A proprietary regression calculation is then used to determine the modified adjusted duration of the TIPS and weight the TIPS in the Index at a modified adjusted duration level within a range of 5.0 years, plus or minus 5% within Index constraints.

FlexShares iBoxx 7-Year Target Duration TIPS Index Fund

The iBoxx 7-Year Target Duration TIPS Index measures the performance of Treasury Inflation Protected Securities (TIPS) as determined by Markit iBoxx’s proprietary index methodology. The iBoxx index methodology targets a modified adjusted duration of 7.0 years and defines the eligible universe of TIPS as having no less than 5 years and no more than 30 years until maturity as of the Index determination date. A proprietary regression calculation is then used to determine the modified adjusted duration of the TIPS and weight the TIPS in the Index at a modified adjusted duration level within a range of 7.0 years, plus or minus 5% within Index constraints.

FlexShares Morningstar Global Upstream Natural Resources Index Fund

The Morningstar Global Upstream Natural Resources Index measures the performance of stocks issued by companies that have significant business operations in the ownership, management and/or production of natural resources in energy, agriculture, precious or industrial metals, timber and water resources sectors as defined by Morningstar’s industry classification standards. The Morningstar index methodology uses Morningstar proprietary industry classifications to identify companies within the five natural resource sectors, a minimum market capitalization test and a market liquidity measure to produce stocks eligible to be included in the Index for each sector. Each sector is then assigned a prescribed fixed weighting and number of equities to be included in the index subject to Index constraints for geographic regions and individual equity concentration.

FlexShares Morningstar US Market Factor Tilt Index Fund	Morningstar US Market Factor Tilt Index measures the performance of a broad exposure of stocks with a slight tilt towards small-capitalization and value stocks. Stocks that are deemed to be small-capitalization or value will have a slight overweighting compared to their weight in a broad market capitalization weighted index. Likewise, stocks designated as “large” or “growth” stocks will have a slight underweight compared to a standard market-capitalization weighting. The Morningstar index methodology defines “total market” stocks as those stocks that form the top 99.25% of the market capitalization of the stocks eligible to be included in Morningstar’s investable universe. All stocks are then designated as “core,” “growth” or “value” based on Morningstar’s value style orientation. Stocks of companies with, for example, relatively low valuations based on price-to-book ratios, price-to-earnings ratios and other factors, are designated as “value” securities. Similarly, stocks of companies with relatively high valuations based on price-to-book ratios, price-to-earnings ratios and other factors, would be designated as “growth” securities. Stocks that are not designated as “growth” or “value” securities are designated as “core” securities.

EXHIBIT B-1

AUTHORIZATION

RULE 0-2(c)(l)

FLEXSHARES TRUST

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of FlexShares Trust, and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission, duly adopted by the Board of Trustees of FlexShares Trust at a meeting held on July 14, 2011, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:

RESOLVED, that the officers of FlexShares Trust (the “Trust”) be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name: (1) to prepare, execute and cause to be filed with the SEC an amended and restated application (the “Application”) for an order of exemption under: (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act to create and operate series of the Trust that offer exchange-traded shares; and (2) to prepare, execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolution.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Peter K. Ewing, the Vice President of FlexShares Trust.

IN WITNESS WHEREOF, I have hereunto set my name as of the 22 nd day of August, 2011.

/s/ CRAIG R. CARBERRY
Craig R. Carberry
Secretary
FlexShares Trust

EXHIBIT B-2

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN TRUST INVESTMENTS, INC.

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Northern Trust Investments, Inc., an Illinois Bank; and that in accordance with Rule 0-2(c) under the Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Northern Trust Investments, Inc. Peter K. Ewing is authorized to sign and file this document on behalf of Northern Trust Investments, Inc., pursuant to the general authority vested in him as Senior Vice President.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Peter K. Ewing, a duly elected and qualified Senior Vice President of Northern Trust Investments, Inc.

IN WITNESS WHEREOF, I have hereunto set my name as of the 22nd day of August, 2011.

/s/ CRAIG R. CARBERRY
Craig R. Carberry Secretary Northern Trust Investments, Inc.

EXHIBIT B-3

AUTHORIZATION

RULE 0-2(c)(l)

FORESIDE FUND SERVICES, LLC

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Foreside Fund Services, LLC; and that in accordance with Rule 0-2(c) under the Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Foreside Fund Services, LLC. Mark Fairbanks is authorized to sign and file this document on behalf of Foreside Fund Services, LLC, pursuant to the general authority vested in him as President of Foreside Fund Services, LLC.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Mark Fairbanks, the President of Foreside Fund Services, LLC.

IN WITNESS WHEREOF, I have hereunto set my name as of the 22nd day of August, 2011.

/s/ JENNIFER E. HOOPES
Jennifer E. Hoopes Secretary Foreside Fund Services, LLC

EXHIBIT C-1

VERIFICATION

RULE 0-2(d)

FLEXSHARES TRUST

VERIFICATION

The undersigned states that that he has duly executed the attached Application dated August 22, 2011 for and on behalf of FlexShares Trust thereof; that he is the Vice President of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ PETER K. EWING
Peter K. Ewing
Vice President
FlexShares Trust

EXHIBIT C-2

VERIFICATION

RULE 0-2(d)

NORTHERN TRUST INVESTMENTS, INC.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 22, 2011 for and on behalf of Northern Trust Investments, Inc.; that he is Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ PETER K. EWING
Peter K. Ewing
Senior Vice President
Northern Trust Investments, Inc.

EXHIBIT C-3

VERIFICATION

RULE 0-2(d)

FORESIDE FUND SERVICES, LLC

VERIFICATION

The undersigned states that that he has duly executed the attached Application dated August 22, 2011 for and on behalf of Foreside Fund Services, LLC thereof; that he is the President of such Company; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ MARK FAIRBANKS
Mark Fairbanks
President
Foreside Fund Services, LLC